Mail Stop 7010

      December 21, 2005

Ronald L. Marsiglio
President and Chief Executive Officer
Benthos, Inc.
49 Edgerton Drive
North Falmouth, Massachusetts 02556

      Re:	Benthos, Inc.
      PRE R 14A filed December 19, 2005
      Form 8-K/A filed December 19, 2005
			File No. 000-29024

Dear Mr. Marsiglio:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Schedule 14A

Merger Consideration, page 2 and Treatment of Stock Options, page
2
1. We note your response to prior comments four and five. Please revise your disclosures to clarify whether the approximately $3.8 million payable to option holders is included in the $36.9 million aggregate merger consideration disclosed. Make similar revisions elsewhere as appropriate.




Background of the Proposed Merger, page 15
2. Revise your disclosure in the third paragraph on page 16 to disclose what the current market price was on August 31, 2005.

Reasons for the Merger, page 17
3. We note your response to prior comment 13. Please tell us, and revise to clarify, why the fact that the common stock traded in excess of the merger consideration is a reason for engaging in the merger.

Publicly Traded Comparable Companies Analysis, page 22
4. We note your response to prior comment 16; however, it is still unclear how the comparable companies were chosen for the analysis. For example, once companies that operated in the same industry as Benthos were identified, where the comparable companies then chosen based on similar revenues, net sales, or some other measures? As another example, with regard to the selected merger transactions analysis, were comparable transactions chosen on the basis of approximate total merger consideration?

Financial Projections, page 26
5. Delete the statement that neither Benthos nor its board of directors assumes any responsibility for the reasonableness, completeness, accuracy or reliability of the projections. You may not disclaim responsibility for information disclosed in the proxy statement.
6. On page 27, delete the statement that your shareholders should not rely on the information in making a voting decision. While you may include disclosure cautioning that projections are forward-looking and not necessarily indicative of future performance, you may not tell shareholders they cannot rely on information you publicly disclose.

Summary of Projections, page 27
7. We note your response to prior comment 11 and the inclusion of projections provided to Teledyne; however, your revisions do not include the projections provided to other parties as requested. Please revise to include all projections provided to other potential acquirers. In this regard, we particularly note it is likely that projections were provided regarding fiscal year ending 2005 and your financial statements for that year have not yet been filed.

Representations and Warranties, page 38
8. We note your response to prior comment 24. Please revise to delete "and constitute a breach" from the additional language
included in this section.   Our prior comment requested that you
include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you will provide corrective disclosure. It is possible that material facts could exist that contradict the representations or warranties made without rising to the level of a breach of the merger agreement. Make a similar revision in Annex A.
Closing Comment

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please contact Tamara Brightwell, Staff Attorney, at (202)
551-
3751 or in her absence, Chris Edwards, Special Counsel, at (202)
551-
3742 with any questions.


Sincerely,



Pamela A. Long
Assistant Director


Cc:  	John T. Lynch
	Davis Malm D`Agostine, P.C.
	One Boston Place
	Boston, MA 02108


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Mr. Ronald Marsiglio
Benthos, Inc.
December 21, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE